December 9, 2005

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-0404

Re:          Your letter dated 11/22/05 regarding: Ball Corporation’s
Form 10-K for the year ended December 31, 2004, and
Forms 10-Q for the quarters ended April 3 and July 3, 2005

File No. 001-7349

Dear Mr. Hartz:

We understand that the purpose of your review process is to assist us in complying with and enhancing the disclosures in the filings we make with the Commission and, therefore, we welcome your input. After giving consideration to your comments, we have the following responses.

Form 10-K for Fiscal year ended December 31, 2004

Note 2. Business Segment Information

Comment #1 - You disclose that you operate in three segments, North American packaging, international packaging and aerospace and technologies. However, in your business section and MD&A, you separately discuss product lines such as North American metal beverage containers, North American metal food containers and North American plastic containers. Please tell us the factors used to identify the Company’s reportable segments and explain why you believe that North American metal beverage, North American metal food and North American plastics are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. See also paragraph 26 of SFAS 131.

The following discussion supports our current reporting by demonstrating that although each of the three current North American product lines arguably meets the definition of operating segments under SFAS No. 131, we satisfy the aggregation criteria listed in Paragraph 17. Therefore, we appropriately combine the three product line segments into one reportable segment.

Ball Corporation
December 9, 2005

The basis for aggregating the various product lines within the North American packaging segment under SFAS 131, paragraph 17, follows:

Economic factors: The North American packaging segment is headed by a Chief Operating Officer (“COO”), under which are separate presidents for each of the three North American packaging product lines. The three product line presidents do not have broad resource allocation or contractually binding authority and make some limited operational decisions. For the most part, product line presidents have direct responsibility over the day-to-day manufacturing operations, while all major decisions regarding purchasing, sales, marketing, capital investment and strategic direction are made by the COO of the segment. Further, all financing issues, significant expenditures, sales and materials purchase contracts, and management compensation arrangements are approved, as required, by the Chief Operating Decision Making (“CODM”) body, comprised of the COO, Chief Financial Officer and Chairman, President and Chief Executive Officer, or the Board of Directors. Certain non-GAAP financial information is available for each of the product lines within the North American packaging segment. However, key operations support activities such as purchasing, logistics, sales, marketing, human resources functions, accounts payable and payroll processing are shared and related costs are allocated. In several cases, manufacturing operations are also shared between the metal container lines, necessitating additional accounting allocations.

In making capital investment decisions, the COO and CODM require that any investment must meet a required rate of return on the investment. The required rate of return, currently nine percent, for all invested capital and for capital expenditure requests is the same for all three product lines.

Earnings before interest and taxes (“EBIT”) for each product line, including allocated G&A costs of the packaging headquarters as well as allocated corporate costs, is the key profit measure utilized by the COO, and CODM, in evaluating performance. Many key packaging functions are shared in a central packaging headquarters where costs related to these key functions are allocated to the three product lines and such allocations are directed by the COO. We also have considerable food can volumes that are manufactured in beverage can plants where certain plant and G&A costs and manufacturing variances are allocated. While all of these allocations are generally made on a consistent basis, the allocations can be arbitrary and impacted by decisions of the COO.

Multiyear sales contracts are often negotiated on a multi-product basis where our customers purchase products from one packaging product line in return for discounts or incentives on products within one or more of the other product lines. As we continue to develop our plastic packaging product line, particularly in beer, we believe the business will continue to migrate to the use of more multi-product sales arrangements with an increasing cross section of customers participating in metal beverage cans and plastic bottles.

Under these arrangements and with cost allocations, margins and cash flows may be sacrificed by the COO or CODM in one product line for the benefit of another product line and, therefore, one product line’s performance and cash flows may be diminished on a stand-alone basis while the other product line’s performance and net cash flows may be improved.

Ball Corporation
December 9, 2005

As a consequence of the above, aggregation of the financial data of the North American product lines most fairly represents their financial performance. Economic characteristics such as long-term average EBIT margins, sales growth trends, operating free cash flows (free cash flow being used by the CODM and defined as cash flow from operating activities less capital expenditures), etc., that are viewed in the aggregate are not impacted by the arbitrary cost allocations or margins sacrificed for one product line on behalf of another.

Nature of products: Although the products may be made of different materials (aluminum, steel, plastic resin), their nature is more than similar (packaging products for food/beverages) and customers view the products as interchangeable. We currently have significant customers who can generally put their product in several of our packaging products, and we are doing research to allow others to do the same. The food container product line includes cans for certain beverage products including tomato juice, fruit juices and nutriceutical products. There is also a trend to convert food containers from steel to two-piece aluminum, as well as a trend to convert food containers from three-piece steel to two-piece steel containers that are manufactured in beverage can plants. For the year ended December 31, 2004, approximately 28 percent of all Ball food cans sold were two-piece steel cans manufactured in beverage can plants. Ball has always considered itself a manufacturer of a range of “packaging products” to meet customer requirements.

While there are three different primary raw materials used in our manufacturing process and the raw material component is the most significant cost element of our products, the cost of the raw materials, including changes in market prices, is, for the most part, passed through to the customer in our North American sales contracts. As a result, EBIT margins are only minimally impacted, if at all, by the price of the raw material component, thus eliminating a potentially significant distinguishing feature.

Nature of the production processes: Production methods are substantially similar based on the criteria discussed in Appendix B of SFAS No. 131. The packaging product lines are similarly capital and labor intensive for similar levels of productive capacity, and they share similar basic manufacturing characteristics. Further, the manufacturing process is sufficiently similar to permit Ball to manufacture multiple product lines in shared plants supported by common quality assurance, customer service, engineering and other plant personnel. This is best demonstrated by the ease of converting two-piece beverage can lines into food can lines, one in our Findlay, Ohio, plant and, more recently in 2003, in our Milwaukee, Wisconsin, plant. Further, two-piece can technology is used for both the beverage and food can lines, the latter having traditionally used three-piece technology. Third, both lines use metal as the key raw material.

While plastic container manufacturing requires a different process and resin is the primary raw material, the key factors considered in the process are still quite similar. These factors include, but are not limited to, the use of tooling and dies or molds to transform a primary raw material into a final packaging product, the ability of the container to meet FDA standards, the ability to retain carbonation, flavor and other characteristics of the food or beverage, and the retention of the desired

Ball Corporation
December 9, 2005

temperature of the filler’s product, if a requirement. Similarities also exist in the conveying and packaging of these three product lines. The lines of business are capital intensive and have similar labor requirements.

Type or class of customers: In accordance with the expanded definition of similarity found in Appendix B to SFAS No. 131, and in relation to the three product lines in the North American packaging segment, similar marketing methods are employed, overlapping target customer markets exist, and the customer-demand levels for each product are similarly sensitive to market price changes and the changes in general economic conditions. The customers of each line are the same or are similar in that they are primarily large, multinational corporations, they produce foods and beverages and, in many cases, the same customer buys from each line of containers and considers them interchangeable. Ball entered the plastic container business largely to satisfy the expanding needs of certain metal container customers who buy both plastic and metal containers.

Our customers’ use of our different products is driven by various factors in their own businesses including promotional activities, demands from their customer base and their target markets or venues. Plastic bottles and metal beverage cans are viewed by our beverage customers as substitutable packages and are managed within Ball as a homogeneous product line. Over 75 percent of the total sales from the plastic packaging product line are made to customers that are also customers for metal beverage cans. We entered the plastics packaging business as a direct response to our beverage and food customers’ requests for a wider variety of rigid packaging products. Our investment in plastics expanded our ability to serve existing customers and to increase our appeal to others who desired to have plastic containers as an alternative package for their products, including, but not limited to, soft drinks, fruit and vegetable juices and alcoholic beverages.

There is not a clear distinction among products within the product lines. For example, containers for beverages are produced within all three packaging product lines. Many food can customers are also beverage container customers, and certain other customers, such as Pepsi Co., and its affiliates, comprise a significant percentage of both our plastic and our metal beverage container sales. Also, the focus of our plastic container business has been soft drinks and bottled water; however, the field has broadened, and we are developing plastic containers for beer and for hot-fill products such as sports drinks, fruit and vegetable juices (the packaging for which has historically been metal cans). In addition, certain Ball customers purchase both three-piece steel and two-piece aluminum products to accommodate both high-acid and low-acid products.

Method used to distribute the products: Methods of distribution are similar, consisting primarily of pallets of containers shipped on trucks to filling locations within 300 miles of each manufacturing plant. As discussed earlier, logistics and packaging material costs are shared among the three packaging businesses.

Nature of the regulatory environments: Regulatory environments are similar, with equivalent FDA compliance required for each product line.

Ball Corporation
December 9, 2005

While we would agree that various financial data on each product line is available, an analysis of the data will not add to a better understanding of Ball’s North American packaging business as a whole and in certain instances may be misleading. Not understanding the complex and constantly changing interrelationships among the various packaging product lines could lead financial statement users to erroneous conclusions regarding the short- and long-term prospects of any one product line at a given point in time. We believe that we clearly meet the aggregation criteria and aggregation is simply the only way to truly reflect the economic factors of our North American packaging business. We also believe that showing our North American packaging business as one reportable segment best portrays Ball’s business as it is managed internally and provides a financial statement reader with a better understanding of Ball’s performance, a better assessment of our prospects for future cash flows and a more informed judgment about our enterprise as a whole.

Please note that in late 1999 and early 2000, we received and responded to several Commission comments regarding the determination of our reportable segments under SFAS No. 131. The Commission previously accepted our segment reporting after consideration of our responses. We would like to emphasize that the reasons for aggregation presented in our 1999 responses continue to be prevalent today and have become even more compelling given the further integration of the North American packaging functions.

It is our hope that the factors we have brought to your attention will lead you to agree that the aggregation criteria have indeed been met and that aggregating the packaging product lines in our North American packaging business continues to provide the most meaningful presentation of Ball’s operating results and performance. One segment is in fact how the COO and CODM manages the North American packaging business - as a cohesive unit where the three product lines support, and are supported by, each other and build off the synergies inherent in such a relationship.

Ball Corporation
December 9, 2005

Form 10-Q for the Quarter Ended July 3, 2005

Accounts Receivable

Comment #2 - We note that your accounts receivable balance increased 56% during the six months ending July 3, 2005. We further note that your receivable days sales outstanding has increased from 22.9 days at December 31, 2004 to 33.9 days at July 3, 2005. Regarding your accounts receivable balances, tell us the following:

•	The reasons for the increases in your accounts receivable balances in recent periods;
•	The factors that led to the increase in days sales outstanding;
•	The extent to which you have successfully collected these amounts subsequent to the balance sheet dates;
•	Whether you had any significant delinquent or disputed accounts that you have written off; and,
•	What consideration, if any, was given to disclosing the above information in your liquidity section of your Form 10-Q.

Please note that your liquidity section should include a detailed discussion and analysis regarding the trends and uncertainties surrounding the collectibility of accounts receivable, including why your days sales outstanding significantly increased when compared to the prior period. Refer to Item 303(A)(1) of Regulation S-K for disclosure requirements and guidance as well as the Commission’s MD&A Interpretive Release 33-8350.

•	The reasons for the increases in your accounts receivable balances in recent periods

Normal seasonality and larger than normal 2005 raw material price increases passed through to customers in our North American packaging segment contributed to the majority of our increases in accounts receivable balances from December 31, 2004 to July 3, 2005. This seasonal increase and the impact of the pass through of raw material price increases are customary in our packaging businesses. The table below demonstrates the seasonal build of our accounts receivable that is primarily attributed to our packaging segments:

($ in millions)	December	June	$ Increase	% Increase

December 2000 to June 2001	$230.2	$329.3	$99.1	43.0%
December 2001 to June 2002	172.0	284.9	112.9	65.6%
December 2002 to June 2003	345.9	472.7	126.8	36.7%
December 2003 to June 2004	250.1	502.5	252.4	100.9%
December 2004 to June 2005	346.8	543.0	196.2	56.6%

Ball Corporation
December 9, 2005

Sales in the second quarter and first six months of both 2004 and 2005 reflected higher prices from the pass through of higher raw material costs in both our packaging segments. The 2005 sales increase was primarily related to the pass through to our customers of aluminum, steel, resin and other direct material price increases that went into effect the first half of 2005.

Ball’s packaging businesses, which consist of two reporting segments, North American packaging and international packaging, are subject to seasonality due to their customer bases. Ball’s North American and international packaging segments supply metal containers to major food and beverage producers. While these customers have different peaks from a sales and accounts receivable perspective, the timeframe in question and the related increase in accounts receivable can be explained by the seasonality of our customers’ businesses.

Ball’s metal food container sales are highly seasonal. Payment terms that are extended to seasonal processors normally require that the customer pay for their seasonal account only upon completion of their annual “fresh pack.” Under our agreements with these processors, they begin to fill their warehouses with our containers in the spring as they begin to move their finished product from the prior year. As revenue is recognized and the customer is invoiced when delivery has occurred and title has transferred under the fixed price sales contract, accounts receivable balances begin to build during the months prior to the completion of the fresh pack season. While many products are processed by our customers as early as May and June, their account is often not due until the last couple of months of the year when they have completed processing their entire complement of products. These business terms have been standard in the food container industry for many years. With few exceptions, all seasonal accounts are paid prior to the end of Ball’s fiscal year end. To date for 2005, we have successfully collected or made alternative arrangements for all debts due in November.

Ball’s North American metal beverage business and international packaging segment, which sell metal beverage and plastic containers, are also seasonal in nature. These businesses serve beverage processors such as breweries and soft drink bottlers. Accounts receivable reach low ebb at the end of Ball’s fiscal year end in this business as most of our larger customers shut down bottling operations between Christmas and New Year’s. Payment terms on these accounts, however, cause these customers to pay on their open account, even while we are not shipping at usual levels. This dynamic has historically pushed the accounts receivable balance at December 31 to its lowest annual level.

Sales volumes in our North American metal beverage and international packaging businesses are historically strong in the month of June. Balances tend to be higher at the end of June as beverage bottlers are canning and bottling additional products for the summer months. In June 2005 we showed more than a 50 percent increase in accounts receivable due to an increase in billings in the month of June versus December 31, 2004.

Ball Corporation
December 9, 2005

•	The factors that led to the increase in days sales outstanding

Accounts receivable related to Ball’s North American metal food container sales increased substantially over the period in question (December 31, 2004, through July 3, 2005). The days sales outstanding (DSO) in this business tends to grow larger than Ball’s other businesses due to the fresh pack seasonal terms. This business does not have the regular accounts receivable turns that are associated with businesses that have normal net 30-day terms. While we do have food processing customers that have more regular terms, the DSO is skewed by the sales to our seasonal processors.

•	The extent to which you have successfully collected these amounts subsequent to the balance sheet dates

Ball Corporation had no significant delinquent accounts year to date through November 2005. Any increases in exposure are monitored by collection personnel on a regular basis, as is the aging of customer accounts. Substantially all of the increases in the accounts receivable balances from June 2005 have subsequently been collected in the normal course of business. Any delinquent amounts are not considered significant and are adequately covered by bad debt reserves. This is also consistent with prior years.

•	Whether you had any significant delinquent or disputed accounts that you have written off

In 2005, the bad debts written off for Ball Corporation have been minimal. Ball maintains bad debt reserves adequate to cover these losses.

•	What consideration, if any, was given to disclosing the above information in your liquidity section of your Form 10-Q.

Historically, Ball Corporation’s bad debt write-offs have not been significant. Additionally, the fluctuations in DSO throughout the year are expected due to the seasonality of our business. We had minimal write-offs in 2005 and do not view this as a high-risk area for our company. With over $5 billion in annual net sales for all segments, our annual bad debt write-offs only averaged $1.8 million over the past three years. Therefore, we do not include accounts receivable write-offs in our liquidity section of MD&A as we believe it has minimal impact on our liquidity. We will continue to evaluate the seasonality of our business at each reporting period and determine if a discussion in the MD&A liquidity section is necessary and meaningful.

Shareholders’ Equity

Comment #3 - You disclose in your Form 10-K that on January 31, 2005, you repurchased three million of your outstanding shares in a privately negotiated accelerated stock repurchase transaction. Explain to us the terms of the agreement including the settlement terms. Tell us how you accounted for this transaction and your consideration of EITF 99-7 and EITF 00-19.

Ball Corporation
December 9, 2005

Terms of the agreement:

The company entered into a forward contract with a financial institution to purchase a fixed number of shares (three million Ball Corporation shares) at the market price on January 31, 2005 of $42.72 per share. The contract value was $128.5 million and the company paid the financial institution $108.5 million on January 31, 2005, and owed the remaining $20 million on the settlement date of July 6, 2005. Daily interest was due by the company on the $20 million remaining obligation. Physical settlement was required in the forward contract and the company would receive dividend payments on three million shares if declared during the period. The financial institution had approximately 5 months to purchase the shares and deliver these shares to the company on the settlement date. The company could cancel the forward contract before the entire three million shares had been purchased. Upon request, the company could take possession of all Ball shares held by the financial institution before the settlement date as the financial institution bought the shares daily on behalf of the company. The financial institution purchased on behalf of the company 536,800 shares, 664,200 shares, 549,400 shares, and 1,249,600 shares for the months of February, March, April, and May, respectively, and on May 10, 2005 the company took delivery of all three million shares.

On January 31, 2005, the company also entered into an amortizing equity swap with the same financial institution. The equity swap reimbursed the financial institution for any dividend paid to the company under the forward contract for Ball shares not yet purchased by the financial institution. The equity swap also reimbursed either Ball or the financial institution based upon the actual cost of shares purchased compared to the $42.72 forward contract price. The financial institution also paid the company interest on the $108.5 million paid upfront in the forward contract less the amount of purchased shares. The equity swap could be net share or net cash settled at the company's choice upon completion.

The equity swap and forward purchase contract were two separate agreements and were legally detachable and separately exercisable. Amounts due under the forward contract and equity swap could be net settled. The company has historically settled similar transactions with cash.

Accounting for the transaction:

After consultation with our auditors, we accounted for the above transactions under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Paragraph 14 of SFAS No. 150 states, “A freestanding financial instrument that is within the scope of this Statement shall not be combined with another freestanding financial instrument in applying paragraphs 9-12, unless combination is required under the provisions of Statement 133 and related guidance.” Based on the provisions of SFAS No. 133 Implementation Issue No. K1, the forward contract and the equity swap were considered one transaction for accounting purposes.

On a combined basis the transaction was viewed as a forward contract to purchase a variable number of shares which could require the transfer of cash. Paragraph 11 of SFAS No. 150 states, “A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances)….” Therefore, we accounted for the initial prepayment as a prepaid asset until the

Ball Corporation
December 9, 2005

receipt of the shares. Furthermore, paragraph 24 of SFAS No. 150 requires the transaction to be valued at fair value with subsequent changes in fair value to be recognized in earnings.

The financial institution located a large block of Ball’s common stock available for sale in early May and completed the three million share purchase at which time the company took possession of all three million shares and settled the transaction on May 10, 2005. The net amount paid to the financial institution on May 10, 2005, to settle the forward purchase contract and equity swap was $16.3 million (the $20 million remaining forward obligation, plus interest, less the average price adjustment under the equity swap). We obtained an independent third party fair value appraisal that reflected $131,070 of income on the two combined transactions. We recorded the $131,070 as interest income and $124.9 million was booked to treasury stock. We reduced our number of shares outstanding by three million on May 10, 2005, for our weighted average earnings per share calculations.

SFAS No. 150 partially nullifies EITF 00-19 for freestanding financial instruments within the scope of SFAS No. 150 per paragraph 72 in EITF 00-19. EITF 99-7 was not considered applicable because the financial institution did not borrow and deliver the shares at the inception of the agreement and EITF 99-7 would contemplate the forward and swap contracts as separate transactions.

Journal entries for the transaction (in $ thousands):

Initial trade date, January 31, 2005:

DR Prepaid	$108,460
CR Cash		$108,460
Record the cash payment to the financial institution on the forward contract

Subsequent entries:

DR Cash	$50
CR Dividends paid		$50
Record the net dividends received from the forward contract and equity swap

DR Treasury stock cost	$108,460
CR Prepaid		$108,460
Receipt of shares on initial prepaid amount

DR Treasury stock cost	$16,416
CR Interest income		$131
CR Cash		16,285
Final settlement payment and receipt of shares

The above represents the final impact on Ball’s books and records. Interim fair value changes were recorded to earnings for reporting purposes.

Ball Corporation
December 9, 2005

Item 4. Controls and Procedures

Comment #4 - You disclose that your disclosure controls and procedures “were appropriate” at July 3, 2005. It does not appear that your disclosure controls and procedures are effective. Supplementally, confirm, if true, the conclusions of management that the disclosure controls and procedures are effective.

We intended to convey that our disclosure controls and procedures were effective (a higher level of confidence than “appropriate”). We hereby confirm that we believe our disclosure controls and procedures were effective as of July 3, 2005, and we will ensure that, in all future filings, we will replace the word “appropriate” with “effective.”

As requested in your letter, the company hereby acknowledges our understanding that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and believe we have adequately addressed them in our responses.

Sincerely,

/s/ R. David Hoover
R. David Hoover
Chairman, President and Chief Executive Officer

/s/ Raymond J. Seabrook
Raymond J. Seabrook
Senior Vice President and Chief Financial Officer